

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 28, 2017

Via E-mail
Mark S. Heil
President and Chief Executive Officer
Dougherty's Pharmacy, Inc.
16250 Dallas Parkway, Suite 102
Dallas, TX 75248

> **Re:** **Dougherty's Pharmacy, Inc.**
> **Registration Statement on Form 10**
> **Filed June 2, 2017**
> **File No. 000-27945**

Dear Mr. Heil:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Quentin Collin Faust, Esq.
Faust Law Group